Exhibit 99.1

SAP Annual General Meeting 2025	Voting on resolutions	May 13, 2025

SAP Annual General Meeting 2025

May 13, 2025

Voting on resolutions

TOP	Item	Shares for which valid votes were cast	For	Against	Abstention
Item 2	Resolution on the appropriation of the retained earnings for fiscal year 2024	885,164,894	882,422,491	2,742,403	1,106,717
		(72.05% of capital stock)	(99.69%)	(0.31%)
Item 3.1	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2024 Christian Klein	877,388,717	873,139,214	4,249,503	8,882,894
		(71.42% of capital stock)	(99.52%)	(0.48%)
Item 3.2	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2024 Muhammad Alam	877,384,891	873,137,366	4,247,525	8,886,720
		(71.42% of capital stock)	(99.52%)	(0.48%)
Item 3.3	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2024 Dominik Asam	877,388,818	873,143,696	4,245,122	8,882,793
		(71.42% of capital stock)	(99.52%)	(0.48%)
Item 3.4	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2024 Thomas Saueressig	877,388,720	873,141,637	4,247,083	8,882,891
		(71.42% of capital stock)	(99.52%)	(0.48%)
Item 3.5	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2024 Gina Vargiu-Breuer	877,380,890	873,138,346	4,242,544	8,890,721
		(71.42% of capital stock)	(99.52%)	(0.48%)
Item 3.6	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2024 Scott Russell	877,370,372	873,125,063	4,245,309	8,901,239
		(71.42% of capital stock)	(99.52%)	(0.48%)
Item 3.7	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2024 Julia White	877,371,074	873,125,793	4,245,281	8,900,537
		(71.42% of capital stock)	(99.52%)	(0.48%)
Item 3.8	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2024 Dr. Jürgen Müller	826,894,192	822,640,486	4,253,706	59,377,419
		(67.31% of capital stock)	(99.49%)	(0.51%)
Item 4.1	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Dr. h. c. mult. Pekka Ala-Pietilä	872,648,790	866,839,657	5,809,133	13,622,821
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.2	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Lars Lamadé	872,645,994	866,835,004	5,810,990	13,625,617
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.3	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Jakub Cerný	872,644,338	866,834,936	5,809,402	13,627,273
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.4	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Pascal Demat	872,644,513	866,835,263	5,809,250	13,627,098
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.5	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Aicha Evans	872,643,343	866,833,938	5,809,405	13,628,268
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.6	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Andreas Hahn	872,645,898	866,835,355	5,810,543	13,625,713
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.7	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Prof. Dr. Ralf Herbrich	872,644,522	866,835,134	5,809,388	13,627,089
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.8	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Margret KIein-Magar	872,643,872	866,832,151	5,811,721	13,627,739
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.9	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Jennifer Xin-Zhe Li	872,644,047	866,832,887	5,811,160	13,627,564
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.10	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Dr. Qi Lu	872,644,655	866,833,643	5,811,012	13,626,956
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.11	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 César Martin	872,644,337	866,834,932	5,809,405	13,627,274
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.12	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Gerhard Oswald	872,645,249	866,835,935	5,809,314	13,616,730
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.13	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Dr. Friederike Rotsch	872,646,386	866,840,182	5,806,204	13,625,225
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.14	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Nicolas Sabatier	872,643,984	866,834,596	5,809,388	13,627,627
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.15	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Dr. Eberhard Schick	872,643,542	866,829,349	5,814,193	13,628,069
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.16	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Nina Straßner	872,645,108	866,833,980	5,811,128	13,626,503
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.17	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Dr. Rouven Westphal	798,641,316	792,830,501	5,810,815	87,625,295
		(65.01% of capital stock)	(99.27%)	(0.73%)
Item 4.18	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Dr. Gunnar Wiedenfels	872,645,303	866,834,173	5,811,130	13,626,308
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.19	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Prof. Dr. h. c. mult. Hasso Plattner	794,896,449	789,088,064	5,808,385	13,191,199
		(64.70% of capital stock)	(99.27%)	(0.73%)

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SAP Annual General Meeting 2025	Voting on resolutions	May 13, 2025

Voting on resolutions

TOP	Item	Shares for which valid votes were cast	For	Against	Abstention
Item 4.20	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Manuela Asche-Holstein	872,643,536	866,833,695	5,809,841	13,628,075
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.21	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Monika Kovachka-Dimitrova	872,642,623	866,832,798	5,809,825	13,628,083
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.22	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Peter Lengler	872,643,985	866,834,174	5,809,811	13,627,626
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.23	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Christine Regitz	872,642,775	866,831,786	5,810,989	13,628,836
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.24	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Dr. h.c. Punit Renjen	872,640,558	866,828,529	5,812,029	13,631,053
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.25	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Heike Steck	872,643,804	866,834,402	5,809,402	13,625,972
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.26	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 Helmut Stengele	872,645,035	866,834,328	5,810,707	13,626,576
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 4.27	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2024 James Wright	872,642,866	866,833,041	5,809,825	13,628,745
		(71.03% of capital stock)	(99.33%)	(0.67%)
Item 5.1	Appointment of the BDO AG Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, be appointed auditors of the annual financial statements and Group annual financial statements for fiscal year 2025	885,535,670	883,686,844	1,848,826	735,941
		(72.08% of capital stock)	(99.79%)	(0.21%)
Item 5.2	Appointment of the BDO AG Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, be appointed auditors of the sustainability reporting for fiscal year 2025	885,544,854	884,866,930	677,924	726,757
		(72.08% of capital stock)	(99.92%)	(0.08%)
Item 6	Resolution on the approval of the compensation report for fiscal year 2024	875,964,085	771,290,161	104,673,924	10,307,526
		(71.30% of capital stock)	(88.05%)	(11.95%)
Item 7.1	Resolution on the revocation of the existing Authorized Capital I and the creation of new Authorized Capital I for the issuance of shares against contributions in cash, with the option to exclude the shareholders’ subscription rights (in respect of fractional shares only), and on the corresponding amendment of Section 4 (5) of the Articles of Incorporation	885,394,481	822,291,761	63,102,720	877,130
		(72.07% of capital stock)	(92.87%)	(7.13%)
Item 7.2	Resolution on the revocation of the existing Authorized Capital II and the creation of new Authorized Capital II for the issuance of shares against contributions in cash or in kind, with the option to exclude the shareholders’ subscription rights, and on the corresponding amendment of Section 4 (6) of the Articles of Incorporation	885,395,977	815,819,832	69,576,145	875,634
		(72.07% of capital stock)	(92.14%)	(7.86%)
Item 8	Resolution on a new authorization to enable virtual General Meetings of Shareholders and on the corresponding amendment of Article 20a (1) of the Articles of Incorporation	885,569,423	790,303,779	95,265,644	702,188
		(72.09% of capital stock)	(89.24%)	(10.76%)

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